Exhibit 1

Transforming Immuno - Oncology Using Next - Generation Immune Cell Engagers Corporate Presentation January 2016

Forward - looking statements / safe harbor This presentation and the accompanying oral commentary contain “forward - looking” statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying oral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “approximately,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. Forward - looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates AFM13, AFM11 and AFM21, our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Forward - looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future. 2

Legacy of cutting - edge science, innovation , and entrepreneurship poised to meet need • Nasdaq - listed company with headquarters in Heidelberg, Germany and offices in the U.S. • Clinical and pre - clinical pipeline based on bi - and trispecific TandAb antibodies • Eliminate tumor cells by recruiting NK - cells or T - cells • Experienced management team with documented track record of success in development and commercialization of new medicines • Partnerships with industry, academic, and advocacy groups 3

Affimed: The leader in natural killer cell-based immuno-oncology

- AFM13 (CD30/CD16A TandAb)
  - Is the most advanced natural killer (NK-) cell-engaging antibody in clinical development
  - Attaches to both cells and thereby brings NK-cells (cytotoxic innate immune cells) into proximity with tumor cells leading to activation and killing of tumor cells
  - Demonstrated clinical and PD activity in heavily pretreated Hodgkin lymphoma patients
  - Favorable safety profile, therefore excellent partner for combination with wide range of other drugs
- Further NK-cell-engaging TandAbs planned to enter IND-enabling studies in 2016


Tumor
CD30
TandAb
CD16A
NK
NK-cell

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• NK - cells represent the most prevalent pathway by which tumors evade the immune system • NK - cells ignite the entire immune cascade, beginning with antigen presentation and leading to T - cell activation • CD16A is the most potent known “on/off” switch on NK - cells Antigen release & presentation Stimulation of adaptive immunity Tumor cell Tumor cell killing NK - cells are potent killers of cancer cells and the gatekeeper of adaptive immunity 5

NK-cell engagement and modulation
Key modulators are identical to known T-cell CPIs



Lirilumab
Innate/BMS
KIR2
IgG
TandAb
CD16A TandAbs
Affimed
CD16A
(FcγRIIIA)
NKG2a
IPH2201
Innate/AZ
GITR
CD137
(4-1BB)
CD319
(CS1)
PD-1
MK-4166
Merck
Urelumab
PF-05082566
BMS, Pfizer
Elotuzumab
BMS/Abbvie
Nivolumab
Pembrolizumab
BMS, Merck

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AFM13: Proof - of - concept for the Natural Killer cell - based approach • AFM13 • TandAb antibody engages CD16A on NK - cells and CD30 on tumor cells • AFM13 redirects NK - cells which becomes cytotoxic only upon binding to the tumor • Phase 1 data • AFM13 showed a very good safety profile in the Phase 1 trial and is therefore well suited for a combination with a wide range of other drugs • Tumor shrinkage in 8/13 (62%) and PRs in 3/13 (23%) patients treated with just 4 weekly doses of 1.5 mg/kg or greater • Effective even in patients refractory to Adcetris given as most recent therapy • Combination opportunity • Synergistic with check - point inhibitors (PDX models) • Increased NK - cell and T - cell infiltration in tumor microenvironment (PDX models) 7

AFM13: Significant synergy of AFM13 in combination with PD - 1 inhibitor • Tumor sections ( 8 x 8 mm) were derived from surgical specimens of a newly diagnosed CD 30 + Hodgkin lymphoma patients ; Tumor sections ( 8 x 8 mm) were xenografted and mice were randomized into 8 groups on day 28 . • Autologous PBMCs were infused on day 28 ( 2 x 106 PBMCs/mouse) i . p . • Therapy with AFM 13 and CPI began on day 28 and continued weekly for a total of three i . p . injections . • Tumor size was compared between groups on day 58 . 8 % C h a n g e i n T u m o r V o l u m e R e l a t i v e t o B a s e l i n e 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 -100 -80 -60 -40 -20 0 100 200 300 400 500 600 700 800 IgG AFM13 anti-CTLA-4 anti-PD-1 anti-CD137 AFM13 + anti-CTLA-4 AFM13 + anti-PD-1 AFM13 + anti-CD137

AFM13 (CD30/CD16A) Cross - talk between innate and adaptive immunity • Additional in vivo models performed extended previous data • Strong evidence for cross - talk between innate and adaptive immunity 9 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 -50 -40 -30 -20 -10 0 100 200 300 400 500 600 700 IgG AFM13 AFM22 anti-PD-1 AFM13 + anti-PD-1 P e r c e n t C h a n g e i n T u m o r V o l u m e R e l a t i v e t o B a s e l i n e n=5 mice/PDX subject Day 58 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 -50 -40 -30 -20 -10 0 100 200 300 400 500 600 700 IgG AFM13 AFM22 anti-PD-1 AFM13 + anti-PD-1 P e r c e n t C h a n g e i n T u m o r V o l u m e R e l a t i v e t o B a s e l i n e n=15 mice/PDX subject Day 30 IgG AFM22 anti-PD-1 AFM13 AFM13 + anti-PD-1 0.25 0.5 1 2 4 8 16 32 F o l d C h a n g e i n I n t r a t u m o r a l L y m p h o c y t e P o p u l a t i o n C o m p a r e d t o I g G T r e a t m e n t ( d a y 5 8 ) CD8+ T-cells NK-cells Day 28 + 2 Day 28+30 IgG AFM22 anti-PD-1 AFM13 AFM13 + anti-PD-1 0.25 0.5 1 2 4 8 16 32 F o l d C h a n g e i n I n t r a t u m o r a l L y m p h o c y t e P o p u l a t i o n C o m p a r e d t o I g G T r e a t m e n t ( d a y 3 0 ) CD8+ T-cells NK-cells

AFM13 and NK - cell TandAb platform Transforming approach to treat cancer • The only CD16A - targeting bispecific in clinical development • Distinguishes between NK - cells and neutrophils • Redirects NK - cells to the tumor • Patent protected until 2026 • The only tetravalent bispecific molecule in clinical development • Avidity effect with 10 - 100x stronger binding than monovalent • The only NK - cell platform currently for commercially viable bispecifics • Single gene construct • Homogeneity greater than 97%, critically important for commercial material • Half - life enables convenient dosing 10

AFM13: Dual opportunity
Lymphoma drug / platform validation

- The only specific NK-cell engager in the clinic increasing tumor penetration
- Potential to restore the entire immune cascade for a more robust and lasting fight against cancer cells
- To date, the NK-cell approach has demonstrated impressive safety (no CRS) with no MTD reached in the AFM13 Phase 1 study
- Opportunity for mono- and combination therapies
- Multiple near-term milestones


AFM13
Ph2a HL monotherapy
Ph1b HL +PD-1
Ph1b/2a CD30+ lymph.
Preclin. NK-cell collab's
Preclin. +IMID
Manufacturing
2015
2016
2017

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NK-cell pipeline
Application to solid tumors

- **AFM22 targets EGFRvIII, which is a highly tumor-specific molecule**
  - EGFRvIII expression demonstrated in GBM, H&N, lung
  - Highly potent (*in vitro* cytotoxicity: 1-5pM) and well expressed
  - IND-enabling studies expected to start in 2016
  - Possible IND-filing in 2017

- **AFM24 targets validated tumor target**
  - Expression demonstrated in lung, colon, H&N
  - Highly potent (*in vitro* cytotoxicity: 1-5pM) and well expressed
  - IND-enabling studies expected to start in 2016
  - Possible IND-filing in 2017


AFM22 and AFM24
Preclinical development
2015
2016
2017

12

Affimed with its TandAbs is a leader in T - cell recruitment • T - cells are highly potent to eliminate tumor cells • Efficacy demonstrated in blood cancers – first T - cell engager approved in the US • Further data is highly promising though early stage • Safety issues to be carefully managed, bispecific T - cell approach in ALL showed that interruption of dosing was an effective way of resolving critical issues • Convenience and COGs remain key issues • Conventional antibodies cannot overcome the tumor’s escape mechanism via T - cell engagement because T - cells lack Fcɣ receptors • Hence, other options are required • Bispecific antibodies • Chimeric antigen receptor modified T - cells (CAR - T) • Other cell - based platforms 13

AFM11: Advantages of T-cell TandAbs

- Robust manufacturing with low COGs and filled in a vial (“off-the-shelf” CAR-T)
- Avidity effect (~100-fold higher affinity to CD3 vs Blincyto)
- Cytotoxicity maintained at low effector-to-target ratio
- Prolonged half-life allows regular i.v. infusion



	Blincyto	AFM11
MW	~55 kDa	~104 kDa
Binding sites	1 for each, CD3 & CD19	2 for each, CD3 & CD19
Affinity to $CD3^+$ cells	100 nM	1 nM

- Blincyto is first T-cell engager approved by the FDA for treatment of ALL

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AFM11: Most advanced T - cell engager in the clinic next to Blincyto with well differentiated TPP • Phase 1 dose escalation in NHL/ALL patients initiated with intensive dosing regimen • Phase 1 protocol was amended changing the regimen to a less frequent dosing • In addition, NHL and ALL indications were split into separate studies • AFM11 is well differentiated from competition • Potency, convenience • Strong market potential in large indications such as NHL and ALL AFM11 Ph1 NHL (new dose regimen ) 2015 2016 2017 Ph1 ALL 15

AFM21
An EGFRvIII targeting T-cell engager

affi med

- AFM21 targets EGFRvIII, which is a highly tumor-specific molecule
- EGFRvIII expression demonstrated in GBM, H&N, lung
- AFM21 is truly specific for the EGFRvIII deletion mutation
- Highly potent (*in vitro* cytotoxicity: 1-5pM) and well expressed
- IND filing of AFM21 possible for H2/2017


EGFR
EGFRvIII
Deletion of AAs 6-273
Ligand binding domains
I
III
III
Novel Gly
Extracellular Domain

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Trispecific Abs Multiple novel opportunities • Binding to three different targets enables • Combination of tumor targeting, checkpoint modulation and immune cell engagement • Dual targeting of tumor cells (with targets co - expressed only on tumor cell) with recruitment of T - or NK - cells 17 Tumor cell Healthy cell Healthy cell low affinity, monovalent low affinity, monovalent high avidity, bivalent Target A Target B Target A+B

Trispecific Abs
TriFlex – design, yield and homogeneity

- TriFlex design is based on TandAb related bispecific format, called Flexibody
  - Two gene heterodimeric protein constructs
  - Novel IP filed in 2015




Effector domain
Tumor targeting domains

- Purified TriFlex protein
  - Homogeneous protein with similar good yield as for TandAbs
  - High thermal, freeze/thaw and acid stability
  - Excellent cytotoxicity

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19 Tumor cell Healthy cell Healthy cell low affinity, monovalent low affinity, monovalent high avidity, bivalent Dual targeting with T rispecific Abs Proof - Of - Concept 10 -1 10 0 10 1 10 2 10 3 10 4 0 20 40 60 80 100 ctrl. Specific lysis (%) Target A 10 -1 10 0 10 1 10 2 10 3 10 4 0 20 40 60 80 100 ctrl. Target B 10 -1 10 0 10 1 10 2 10 3 10 4 0 20 40 60 80 100 ctrl. Target A+B Specific lysis (%) Specific lysis (%)

Platform - validating partnerships • Rapid identification of preclinical CD33/CD3 candidate (<18 months) for therapy of AML • T564 is stable, highly expressed, and displays significant in vitro and in vivo cytotoxicity • Corroborative evidence of direct correlation between binding affinity and potency (3 posters presented at ASCO 2015) • Major financial contribution for NK - cell TandAb AFM13 20

Current pipeline and programs
Global rights retained with 5 candidates

affi
med

Compound	Disease Target	Immune Cell Target	Indication	Discovery	Preclinical	Phase 1	Phase 2	Phase 3
AFM13	CD30	CD16A / NK-cell	Hodgkin Lymphoma					
			CD30+ Lymphoma					
			Hodgkin Lymphoma Combination with PD-1					
			Hodgkin Lymphoma Combination with Lenalidomide					
AFM11	CD19	CD3 / T-cell	Non-Hodgkin Lymphoma					
			Acute Lymphocytic Leukemia					
AFM21	EGFRvIII	CD3 / T-cell	Solid Tumors					
AFM22	EGFRvIII	CD16A / NK-cell	Solid Tumors					
AFM24	undisclosed	CD16A / NK-cell	Solid Tumors					
TandAb	CD33	CD3 / T-cell	Acute Myeloid Leukemia					
Trispecific Abs	undisclosed	undisclosed	Multiple Myeloma					

Worldwide rights with Affimed

Partnered program

21

Anticipated news flow



AFM13
Ph2a HL monotherapy
pivotal
Ph1b Ph1b HL + PD-1
pivotal
Ph1b/2a CD30+ lymph.
Phase 2a
Preclin. NK-cell collab's
Phase 1b/2a
Preclin. +IMID
AFM11
Ph1 NHL (new dose regimen)
Ph1 ALL (new dose regimen)
Phase 2a or pivotal
AFM21 / AFM22 / AFM24
Preclinical development
Phase 1
Janssen/Amphivena
Preclinical development
Phase 1
Discovery/ Preclin. development
Novel NK-cell engagers
Phase 1
Trispecific program
2015
2016
2017

22

Q3/2015 Cash flow statement • In October 2015 an additional $21.8 million ( € 19.1 million) were raised in a private placement • Cash reach is projected into Q1/2018 23 in thousands of € For the nine months ended September 30, 2015 Cash and Cash equivalents at the beginning of the period 39,725 FX related changes to Cash and Cash equivalents 1,006 Net cash used in operating activities (14,526) Cash Flow from investing activities (214) Cash Flow from financing activities 34,434 Cash and Cash equivalents as of September 30, 2015 60,425

Maximize value from pipeline and technologies - path forward • Leverage first product AFM13 to establish a market in key indication • Salvage settings enable fast development path and cost - efficient M&S structure • Investigation of AFM13 both as monotherapy and in combination with PD - 1 reduces development risk and guides the application of NK - cell platform to solid tumors • Use pipeline and technologies to create value through both next - generation products and deal opportunities • Develop AFM11 through Phase 2 POC studies • Advance EGFRvIII TandAb (AFM21 or AFM22) and further CD16A/NK - cell TandAb in solid tumors such as GBM, lung, head and neck, colon • Develop TandAb and Trispecific Ab in multiple myeloma 24